October 16, 2015

VIA EDGAR

Mr. Ethan Horowitz
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Harvest Operations Corp.
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed May 1, 2015
File No. 333-121620

Dear Mr. Horowitz:

On behalf of Harvest Operations Corp. (the “Company”), reference is made to the letter dated September 25, 2015 (the “Comment Letter”) from the staff of the United States Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the Fiscal Year Ended December 31, 2014, filed May 1, 2015 with the United States Securities and Exchange Commission (the “Commission”). The following is the Company’s response to the Comment Letter. The Company’s response to the Comment Letter is numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in bold, with the Company’s responses thereto set forth immediately under such comments.

Form 20-F for Fiscal Year Ended December 31, 2014

Information on the Company, page 19

Recent Developments, page 19

1.

We note disclosure relating to the BlackGold Oil Sands project indicating that “first steam will occur once the heavy oil price environment becomes favourable.” Please explain to us the commodity prices that you require to proceed with the development of the BlackGold Oil Sands. Also clarify for us the extent that the proved undeveloped reserves disclosed at December 31, 2014 would not be economically viable based on commodity prices that existed at fiscal yearend 2014. Refer to Rule 4- 10(a)(22) of Regulation S-X.

Response:

In response to Staff’s question on the commodity price required to proceed with the development of BlackGold Oil Sands project (“BlackGold”), the Company notes that in its previous 6-K and 20-F filings, the Company discussed the expected first steam start date. Our comment that first steam will occur once the price environment becomes favorable was meant to provide an operational update in our 20-F filing that steaming would be deferred and was not intended to be read that Harvest had set a specific commodity price target.

Specific commodity prices required are not the sole determining factor in the decision process as the Company is waiting for certainty in a number of macro factors/indicators that are beyond the control of the Company that will have a direct impact on the timing of first steam and the price assumptions such as forecast for crude price differentials, natural gas prices (for fuel), foreign exchange rates, provincial regulations (new Alberta provincial government) and marketing and transportation alternatives.

The Company acknowledges the Staff’s comment regarding proved undeveloped reserves and confirms that all proved undeveloped reserves disclosed at December 31, 2014 are evaluated in accordance with the definition provided in Rule 4-10(a)(22) of Regulation S-X and includes only those reserves that are economically viable based on commodity prices that existed as at December 31. 2014. Therefore, all of the Proved Undeveloped Reserves disclosed at December 31, 2014 were at year end and are today economically viable.

Reserves and Other Oil and Gas Information, page 27

Undeveloped Reserves, page 30

2.

Please expand your disclosure to provide the changes in proved undeveloped reserves in terms of the net reserve quantities. As part of your expanded disclosure, provide the proved undeveloped reserve figures at the beginning of the year, a narrative explanation and the changes related to all causes such as revisions of previous estimates, extensions and discoveries, sales and purchases, and the reserves converted to developed status in sufficient detail to facilitate a reconciliation of the overall change that occurred during the year. Refer to Item 1203(b) of Regulation S-K.

Response:

The change in proved undeveloped reserves were considered immaterial as they were less than 4% and, based on review of Regulation SK section 1203 (b), we understand that only material changes are required to be disclosed. For SEC staff’s understanding, we have provided the reconciliation below for Harvest Operations Corp’s proved reserves as at December 31, 2014:

	Proved	Proved	Total Proved
	Undeveloped	Developed	Reserves
	Reserves	Reserves	(MMBOE)
	(MMBOE)	(MMBOE)
As at December 31, 2013	106.3	96.2	202.5

Revisions and improved recovery	(2.7)	5.1	2.4
Discoveries and extensions	6.9	1.7	8.6
Sales and purchases	(1.1)	(10.1)	(11.2)

Production	-	(14.6)	(14.6)
Moved from undeveloped to developed	(3.4)	3.4	-
As at December 31, 2014	106.0	81.7	187.7

Production Volumes, page 32

3.

Please revise or otherwise expand the tabular disclosure of your sales volumes to disclose your production in terms of the total annual quantities, by final product sold, for each of the last three fiscal years. Refer to the presentation requirements in Item 1204(a) of Regulation S-K.

Response:

The Company will ensure that its future filings will provide expanded disclosure in response to this comment. We have provided the tubular disclosure of the annual quantities below.

ANNUAL PRODUCTION	Production Volumes — Annual
	2014	2013	2012
Consolidated Entities
Natural Gas (MMcf)	35,136	40,630	44,669
Oil and Natural Gas Liquids (Mbbls)
Light and Medium Oil	3,840	4,260	5,068
Heavy Oil	5,436	6,170	7,119
Natural Gas Liquids	1,594	1,951	2,021
Total Oil and Natural Gas Liquids	10,870	12,381	14,208
Total Gross Production(Mboe)	16,726	19,153	21,653

4.

Please reconcile for us the apparent difference between the annualized production volumes by final product sold for each of the periods presented on page 32 with the corresponding production figures presented elsewhere on page F-50.

Response:

The difference related to volumes disclosed in the annualized production volumes by final product sold for each of the periods presented on page 32 have been presented before royalties and the volumes disclosed in the production figures presented elsewhere on page F-50 have been presented net of royalties.

Property, Plant and Equipment, page 43

Material Properties, page 43

2014 Historical Production by Material Property, page 43

5.

Please expand the tabular disclosure to provide the annual production for each of the last three fiscal years, by final product sold, for each field that contains 15% or more of your proved reserves. Alternatively, explain why you believe no revision is necessary. Refer to Item 1204(a) of Regulation S-K.

Response:

The Company will ensure that its future filings will provide expanded disclosure in response to this comment. For SEC Staff’s understanding, the annual quantity disclosure for the last three years are as follows:

	Light &
2014	Medium	Heavy	Natural		Total
	Crude Oil	Oil	Gas	NGLs	Production

Material Area	Mbbl	Mbbl	Mmcf	Mbbl	Mbbl
Hay River	—	1,664	—	6	1,670
Red Earth	1,340	—	45	30	1,377
West Central Alberta	361	95	16,956	1,211	4,493
East Central Alberta	918	853	1,538	52	2,079
Deep Basin	15	—	10,986	204	2,050
Heavy Oil	—	2,289	316	22	2,364
Saskatchewan Light Oil	809	—	23	—	813
Other	397	535	5,272	69	1,880
Total	3,840	5,436	35,136	1,594	16,726

	Light &
2013	Medium	Heavy	Natural		Total
	Crude Oil	Oil	Gas	NGLs	Production

Material Area	Mbbl	Mbbl	Mmcf	Mbbl	Mbbl
Hay River	—	1,889	86	8	1,912
Red Earth	1,197	—	45	21	1,226
West Central Alberta	541	115	19,140	1,443	5,288
East Central Alberta	1,042	1,332	1,403	58	2,665
Deep Basin	23	—	13,388	331	2,586
Heavy Oil	—	2,284	414	9	2,362
Saskatchewan Light Oil	1,027	—	87	4	1,045
Other	430	550	6,067	77	2,069
Total	4,260	6,170	40,630	1,951	19,153

	Light &
2012	Medium	Heavy	Natural		Total
	Crude Oil	Oil	Gas	NGLs	Production

Material Area	Mbbl	Mbbl	Mmcf	Mbbl	Mbbl
Hay River	—	2,147	584	6	2,248
Red Earth	1,477	—	69	26	1,515
West Central Alberta	507	126	23,031	1,543	6,015
East Central Alberta	1,052	1,421	1,679	47	2,800
Deep Basin	7	—	9,897	283	1,940
Heavy Oil	—	2,799	639	11	2,917
Saskatchewan Light Oil	1,497	—	357	9	1,566
Other	528	626	8,413	96	2,652
Total	5,068	7,119	44,669	2,021	21,653

Operating and Financial Review and Prospects, page 47

Operating Results, page 47

Realized Commodity Prices, page 48

6.

The footnote to the tabular disclosure of your realized commodity prices refers to the inclusion of sulphur revenue in the average realized price prior to hedging expressed as $/boe. Please clarify for us how sulphur relates to the figures presented. Also tell us the extent to which you incorporate revenues associated with the sale of sulphur in the determination of the economic producibility of your reserve quantities.

Response:

Sulphur is derived from the processing of natural gas through a gas plant, which separates various hydrocarbons, elements and fluids from the natural gas. Sulphur is then sold as separate products. Since sulphur is derived from natural gas, the revenues from the sale of such products are included in the table of realized commodity prices. Please note that Sulphur revenue as a percentage of average realized prices prior to hedges on a $/boe basis was $0.77, $0.45 and $0.77 for the years 2014, 2013 and 2012 respectively (less than 1.4% of all product revenues for all periods).

The revenue derived from Sulfur production is not factored into the economic thresholds for gas reserves. Those economic limits are determined on the basis of gas and NGL production and revenue.

Notes to the Consolidated Financial Statements

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-49

Table II: Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-50

7.

Please clarify for us the basis for the difference in the dollar amounts relating to the decommissioning costs presented in the line item on page F-51 for the period ending December 31, 2014 and the disclosure of the total costs for decommissioning and environmental liabilities presented elsewhere on page 69.

Response:

The difference relates to the following:

The disclosure on page F-51 page 69 in the Tabular Disclosure of Contractual Obligations was prepared based on year-end costs and assuming continuation of existing conditions in accordance with 932-235-50-31. The disclosure of the total costs for decommissioning and environmental liabilities presented on page 69 was prepared in accordance with IAS 37 under IFRS which requires management best estimate required to settle the future expenditure, and therefore requires that an inflation factor be applied to the estimate based on the timing of the expense. Applying an inflation factor to the total estimated cost, results in the difference between the amounts disclosed in accordance with the different disclosure requirements.

The Company hereby acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not exclude the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please contact me at (403) 268-6595.

Sincerely,

/s/ Sungki Lee
Sungki Lee
Chief Financial Officer